

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Guy Adrian Robertson
Chief Executive Officer and Director
Fitell Corporation
23-25 Mangrove Lane
Taren Point, NSW 2229
Australia

> **Re: Fitell Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 5, 2022**
> **CIK No. 0001928581**

Dear Mr. Robertson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 5, 2022

Cover Page

1. Please be advised that we are continuing to review your response to comment 4 and may have future comments in this area. Regarding the disclosure on page 2 about the opening of six stores by the licensee in Eastern China "as of April 25, 2022" and revenue from the licensing agreement is "expected to be *less than 15.0%* of the Company's revenue in the fiscal year ended June 30, 2022," tell us the extent to which your response considered their plans to "open a total of 40 fitness centers" based on an expansion plan by "the end of 2022." For example, would your revenue in China and/or Hong Kong from the licensing agreement materially increase based on 40 stores compared to 6 stores?

2. Please ensure that you clarify the significance of the disclosure throughout your prospectus about markets in China to your business. For example, we note the disclosure on page 51 about the market size of China's fitness industry. However, we note the disclosure on page F-7 that the company "conducts its primary operations of selling gym and fitness equipment in Australia." As another example, we note the disclosure on page 52 about the market size of the nutrition supplements market in Mainland China; however, you mention in your response to prior comment 4 that "The Company's future commercial strategies may include online sales of nutrition supplements internationally, including from and in China. However, the Company has not, to date, implemented such sales strategy, and the Company does not currently offer online sales of nutrition supplements in China or elsewhere." Also, ensure that you clarify the significance of the disclosure throughout your prospectus about other markets to your business. For example, we note the disclosure about the growth of the *global* fitness industry on pages 5-6 and the disclosure on pages 51-52 about the various Nutrition Supplements markets other than the market in China.

3. We note your response to prior comment 6. Please file as an exhibit the license agreement mentioned on page 2 or tell us why you have not filed the agreement as an exhibit.

Interactive Fitness Equipment and Platform/Mobile Application, page 2

4. Please ensure that you update the disclosure in this section and throughout the prospectus to the extent applicable. For example, expand the disclosure in this section that you "expect to commercially launch these platforms in *July 2022.*"

Suppliers and Customers, page 56

5. We note your response to prior comment 12. Please revise page 56 to disclose, if applicable, any material affiliation or relationships between the company and the four suppliers that represent over 5% of the company's supplies that are based in China.

Management, page 63

6. We note your response to prior comment 16. Please revise the disclosure on page 63 to state when Mr. Robertson became the chief executive officer and a director of the registrant.

Compensation of Directors, page 66

7. As requested in prior comment 18, please update your compensation disclosure in the "Compensation of Directors" section on page 66 for your recently completed fiscal year ended June 30, 2022. Also, ensure that you have updated the disclosure in the Summary Compensation Table on page 66 to include the compensation for Mr. Robertson for the fiscal year ended June 30, 2022.

Signatures, page II-5

8.   As requested in prior comment 25, below the *second* paragraph of text on the Signatures page, please include the signature of the principal financial officer, and the controller or principal accounting officer where the registration statement is signed by individuals and indicate the capacity in which each individual is signing.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark E. Crone, Esq.